Exhibit 4.1

Bank of Montreal

AMENDED AND RESTATED STOCK OPTION PLAN

ARTICLE I Purpose of the Plan and Effective Date

1.1	This Plan is established for certain designated executives and other employees of Bank of Montreal (the “Bank” or “BMO”), or of any Subsidiary or Affiliate (as hereinafter defined) of the Bank in order to provide an incentive to Participants in the Plan to attain the Bank’s long-term strategic goals and to attract and retain the services of valuable employees.

1.2	Subject to section 8.1 hereof, the Plan as amended on December 14, 1999 shall apply to all Options granted on or after November 1, 1999 and the amendments made to the Plan on October 28, 2003, November 27, 2005 and November 28, 2006 (other than the changes made on November 28, 2006 with respect to the exclusion of common law notice periods for cancellation of Options upon termination of employment, which shall apply only to Options granted after such date) shall apply to all Options outstanding on November 28, 2006 or granted thereafter, except as provided in section 1.3 below. The amendments made to the Plan on October 21, 2008 shall apply to all Options granted thereafter, the amendment made to section 4.8 on such date shall apply to all Options granted to Participants who are U.S. Taxpayers which were outstanding on such date and the amendments made in respect of the surrender of In-the-Money Exercisable Options as contemplated in section 5.2 hereof shall apply to all Options outstanding on such date. The amendments made to the Plan on January 27, 2009 shall apply to all Options outstanding on such date or granted thereafter. The amendments made to the Plan on January 22, 2013 shall apply to all Options granted thereafter. The amendments made to the Plan on December 16, 2013 shall apply to all Options and Stock Appreciation Rights granted thereafter. The amendments made to the Plan on October 28, 2014 shall apply to all Options and Stock Appreciation Rights granted thereafter.

1.3	All Options granted from November 1, 1994 to October 31, 1999 shall continue to be governed by the Plan as it existed prior to the amendments made on December 14, 1999.

ARTICLE II Definitions

2.1	In this Plan, words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall extend to and include the feminine gender, unless the context in which a particular word is used clearly requires otherwise; and the following capitalized terms shall have the following meanings:

“Acknowledgement” means an acknowledgement in a form approved by the CEO evidencing a Participant’s acceptance of the terms of this Plan.

“Affiliate” means an entity which is an “affiliated entity” within the meaning given to such term in the Bank Act (Canada);

“Blackout Period” means a period established by the Bank from time to time in its sole discretion during which certain of the Bank’s officers, directors and Employees are prohibited from trading in Common Shares;

“Board” means the Board of Directors of the Bank;

“Business” means the business of the Bank and its Affiliates in which the Participant is employed;

“Cause” means “cause” as defined in the Participant’s employment agreement with the Bank or an Affiliate of the Bank, or if such term is not defined or if the Participant has not entered into an employment agreement with the Bank or an Affiliate of the Bank, then as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where an employer can terminate an individual’s employment without notice; provided, however, that for U.S. Taxpayers, such circumstances shall be limited to those following the Participant’s engagement in any misconduct, dishonesty, insubordination or other act adversely affecting the goodwill of the Bank or an Affiliate of the Bank, or adversely affecting the Bank’s or an Affiliate of the Bank’s relationships with their customers or employees, including without limitation, the Participant’s conviction of a felony or crime of moral turpitude;

“CEO” means the Chief Executive Officer of the Bank;

“Change of Control” means the happening of any of the following events:

(i)	the closing of a transaction by whatever means pursuant to which (a) the Bank goes out of existence by any means or (b) any person or any group of two or more persons acting jointly or in concert (other than the Bank and Subsidiaries of the Bank) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Bank Act (Canada)) of, or acquires the right to exercise control or direction over, securities of the Bank representing 50% or more of the then issued and outstanding voting securities of the Bank in any manner whatsoever, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Bank with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)	the sale, assignment or other transfer of all or substantially all of the assets of the Bank to a person or any group of two or more persons acting jointly or in concert (other than Subsidiaries of the Bank);

(iii)	the dissolution or liquidation of the Bank, except in connection with the distribution of all or the substantially all of the assets of the Bank to one or more persons which were Subsidiaries of the Bank prior to such event;

(iv)	the occurrence of a transaction requiring approval of the Bank’s shareholders whereby the Bank is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other person (other than a short form amalgamation or exchange of securities with a wholly owned Subsidiary of the Bank);

(v)	the Board passes a resolution to the effect that, for the purposes of the Plan, an event set forth in (i), (ii), (iii) or (iv) above has occurred; or

(vi)	individuals who, as of the date this Plan is approved by the Board, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided that any individual who subsequently becomes a member of the Board and whose election or nomination for election was approved by a vote of at least two thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy circular of the Bank in which such individual is named as a nominee for membership on the Board, without more than one third of the Incumbent Directors objecting to such nomination) shall be an Incumbent Director (except that no individual elected or nominated for membership on the Board as a result of an actual or threatened proxy or election contest with respect to the election of members of the Board, or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board or management of the Bank, shall be deemed to be an Incumbent Director unless such individual has served on the Board for at least 36 consecutive months);

“Common Share” means a common share in the capital of the Bank;

“Confidential Information” means all information, and all documents and other tangible things recording any such information, related to or useful in connection with the business of the Bank or any Affiliate of the Bank or any of their respective customers or clients whether or not a trade secret within the meaning of applicable law, which at the time or times concerned has not been generally disclosed and which has been or is from time to time disclosed to or developed by the Participant as a result of his or her employment with the Bank or an Affiliate of the Bank;

“Date of Grant” means, for the grant of any Option or Stock Appreciation Right, the date upon which the grant was approved by the Human Resources Committee or such later date as may be specified by the Human Resources Committee at the time that it approves the grant;

“Employee” means a full-time or part time employee of the Bank, or of any Affiliate of the Bank;

“Exercisable Option” means an Option which is exercisable under the provisions of section 3.12 or Article IV hereof;

“Expiry Date” means, for any Option, the tenth anniversary of the Date of Grant or such earlier date as may be designated as the Expiry Date of such Option by the Human Resources Committee at the time it approves the Option grant;

“Fiscal Year” means a twelve month period ending October 31 in each calendar year;

“Human Resources Committee” means the Human Resources Committee of the Board or such other Committee designated by the Board carrying on the same function;

“Market Value” of a Common Share means, except as provided in section 9.1 hereof, the closing price of a Common Share on the Toronto Stock Exchange on the last trading date prior to the determination being made;

“Option” means an option to acquire a Common Share granted to a Participant in accordance with the provisions of Article III;

“Option Price” means, subject to section 3.10 hereof, an amount equal to the Market Value of a Common Share on the Date of Grant;

“Participant” means an Employee, including an Employee on a temporary leave of absence from employment, who has been granted Options hereunder;

“Permanent Disability” means the inability of a Participant to permanently perform the duties of his or her employment as a result of illness, accident or physical or mental disability;

“Plan” means the Bank of Montreal Stock Option Plan set forth in this document, as amended from time to time in accordance with Article VI hereof;

“Price Condition” means the percentage increase in the Option Price which the average trading price over 20 consecutive trading days of a Common Share on the Toronto Stock Exchange must represent in order for Price-Conditioned Options to be exercisable in accordance with section 4.4 hereof.

“Price-Conditioned Option” means an Option to acquire a Common Share granted to a Participant which is vested in accordance with section 4.2 hereof and exercisable upon the satisfaction of the conditions set out in section 4.4 hereof;

“Standard Option” means an Option to acquire a Common Share granted to a Participant which is vested in accordance with section 4.2 hereof and may be exercised in accordance with section 4.3 hereof;

“Stock Appreciation Right” means a right granted to a Participant under Article IX hereof to receive upon exercise a cash payment equal to the excess, if any, of the Market Value of a Common Share at the time of such exercise over (i) the Option Price of the Option where the right is granted concurrently with the Option, or (ii) in any other case, the Market Value of a Common Share on the Date of Grant;

“Subsidiary” has the meaning given to such term in the Bank Act (Canada); and

“US Participant” means a Participant employed in the US operations and who is not subject to tax under the Income Tax Act (Canada) in respect of Options and Stock Appreciation Rights under this Plan; and

“U.S. Taxpayer” means a Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident for the purposes of the U.S. Internal Revenue Code of 1986, as amended, or a Participant for whom a grant of Options under this Plan would otherwise be subject to U.S. taxation thereunder.

ARTICLE III Eligibility and Grant of Options

3.1	The Human Resources Committee is authorized, in the Committee’s sole discretion, to grant Options on behalf of the Bank to Employees selected by the Committee. The number and type of Options to be granted to any Employee under this Plan shall be determined by the Human Resources Committee in its sole discretion, provided that, subject to any statutory requirements, the Committee shall have no discretion to grant any Options to any Employee after the earliest of the following dates: (1) the date on which notice of termination of employment is given to the Employee; (2) the date on which the Employee gives notice of resignation from employment (which, for greater certainty, does not include notice in respect of the Employee’s retirement) to the Bank or an Affiliate of the Bank, as applicable; and (3) the date of actual termination of employment for any reason (including, without limitation, termination by death, retirement, resignation or termination by the Bank or an Affiliate of the Bank, as applicable, either without Cause or for Cause) without extension by or consideration of any period of reasonable notice of termination under contract, common law, or any policy or practice of the Bank or any Affiliate of the Bank, even if it is determined that such notice was required for lawful termination of the employment. All Participants will be granted either Standard Options or Price-Conditioned Options or a combination of both under this Plan in accordance with the terms hereof.

3.2	The Human Resources Committee may determine to grant Options under this Plan as Standard Options or as Price Conditioned Options or as any combination of Standard Options and as Price Conditioned Options, provided that if no such determination is made the Options shall be Standard Options.

3.3	Notwithstanding section 3.2 hereof, the Human Resources Committee shall have the discretion to modify the prescribed Option combinations set out in section 3.2 hereof in any manner that it deems appropriate having considered the particular circumstances of each individual Participant. In connection with a Participant’s retirement, the Human Resources Committee shall have the discretion to change any Price-Conditioned Options with a 100% Price Condition granted to a Participant within the three years preceding the Participant’s retirement date into Price-Conditioned Options with a 50% Price Condition.

3.4	Each Participant shall receive advice setting out the number of Options granted to such Participant and the relevant terms thereof.

3.5	Subject to the provisions of Article IV, each Exercisable Option granted to the Participant shall expire on the earliest of the following dates: (i) the fifth anniversary of the date of the Participant’s retirement in accordance with the retirement policy of the Bank or its Affiliate applicable to the Participant at the time of termination of employment; (ii) the fifth anniversary of the date of termination of full-time employment due to Permanent Disability or of the date of death; and (iii) the Expiry Date of the Option.

3.6	In the event of the termination of employment of a Participant with the Bank or an Affiliate of the Bank for Cause or for any reason other than by retirement, Permanent Disability, death, termination without Cause or pursuant to a divestiture of a business unit as contemplated in section 3.11 hereof during the term of an Option, all unexercised Options held by the Participant on such date shall be immediately cancelled and terminated regardless of any period of reasonable notice of termination of employment under contract, common law, or Bank policy, even if it is determined that such notice was required for the lawful termination of employment.

3.7	In the event of the termination of the employment of a Participant by the Bank or by an Affiliate of the Bank without Cause during the term of an Option (unless the Participant otherwise remains, or at approximately the same time becomes, an employee of the Bank or an Affiliate of the Bank), all otherwise Exercisable Options held by the Participant on the date of termination of employment may be exercised by him within 90 days of the date of such termination of employment or such cessation, as applicable, without extension by or consideration of any period of reasonable notice of termination of employment under contract, common law, or Bank policy, even if it is determined that such notice was required for the lawful termination of employment, after which date such Options shall be cancelled and terminated. Any other Options held by a Participant on the date of any such termination of employment without Cause shall be immediately cancelled and terminated.

3.8	For the purposes of this Plan, the CEO shall conclusively determine whether or not a Participant (other than the CEO) has retired, is subject to a Permanent Disability or has terminated employment, has been terminated for Cause or without Cause, and the effective date of such event. With respect to the CEO, any such determination shall be made by the Board. Any such determination may be made by the Board or the CEO, as applicable, without extension by or consideration of any period of reasonable notice of termination of employment under contract, common law, or any policy or practice of the Bank or its Affiliates, even if it is determined that such notice was required for the lawful termination of employment, provided that in no case shall the effective date be earlier than the Participant’s last day of active employment with the Bank or its Affiliates.

3.9 (a)	In the event a Participant whose employment with the Bank or an Affiliate of the Bank is terminated thereafter fails to meet the conditions set forth in this section 3.9 applicable to the Participant, such Participant shall immediately cease to be entitled to any further participation under the Plan and all unexercised Options held by the Participant on such date shall be immediately cancelled and terminated, in addition to any other remedy or cause of action the Bank or any Affiliate of the Bank may have.

(b)	It is a condition to the receipt of any Common Share or payment in respect of a grant of Options that (i) if the Participant retired from employment with the Bank or its Affiliate or becomes subject to Permanent Disability, the Participant has not breached subsections (c), (d) and (e) below, (ii) if the Participant’s employment with the Bank or an Affiliate of the Bank is terminated without Cause (other than pursuant to a divestiture of a business unit as contemplated in section 3.11 hereof where the Participant has become an employee, officer or director of the person to whom the divestiture is made or any Affiliate of such person, but only so long as the Participant remains an employee, officer or director of such person or its Affiliate), the Participant has not breached subsections (c) and (e) below, and (iii) in the event the Participant’s employment with the Bank or an Affiliate of the Bank is terminated as a result of a divestiture as contemplated in Section 3.11 hereof, subject to any terms and conditions set by the Human Resources Committee, the Participant has not breached subsection (e) below.

(c)	The Participant shall not, for whatever reason, whether for the Participant’s own account or for the account of any other person, firm, company or other organization, solicit for employment or hire any Employee of the Business.

(d)	The Participant shall not, on the Participant’s own behalf or on behalf of any other person, firm, company or organization in connection with any business, conduct or activity in competition with the business of the Bank or any Affiliate of the Bank, solicit, endeavour to solicit or gain the custom of, canvas, interfere with or use any Confidential Information possessed by the Bank or an Affiliate pertaining to the business or affairs of any person that:

(i)	is a customer, client, supplier or distributor of the Bank or any Affiliate of the Bank on the termination date;

(ii)	was a customer or client of the Bank or any Affiliate of the Bank at any time while the Participant was employed by the Bank or any Affiliate of the Bank;

(iii)	was a customer or client of the Bank or any Affiliate of the Bank with whom the Participant had dealings at any time while the Participant was employed by the Bank or any Affiliate of the Bank; or

(iv)	has been pursued as a prospective customer or client by or on behalf of the Bank or any Affiliate of the Bank at any time within 12 months prior to the termination date and in respect of whom the Bank or such Affiliate, as the case may be, has not determined to cease all such pursuit, and the Participant shall not use his or her personal knowledge of or influence over any person referred to in (ii), (iii) or (iv) above for his or her own benefit or for that of any firm, company or organization in connection with any business, conduct or activity in competition with the Business.

(e)	The Participant shall not have, while still an Employee of the Bank or an Affiliate of the Bank, committed an act that would, in the opinion of the Human Resources Committee, if the Participant were still employed by the Bank or an Affiliate of the Bank, have entitled the Bank or its Affiliate to terminate the Participant for Cause.

(f)	The Board may at any time waive the application of this section 3.9 to the CEO and the Human Resources Committee may at any time waive the application of this section 3.9 to any Participant or category of Participants other than the CEO.

3.10	The Human Resources Committee, in respect of a Participant other than the CEO, and the Board, in respect of the CEO, may, in its sole discretion, and at any time after a grant of Options or Stock Appreciation Rights to such Participant and prior to the exercise of such Options or Stock Appreciation Rights, specify that all or a portion of such Options or Stock Appreciation Rights shall be subject to recoupment to take into consideration material risks that were not contemplated as of the Date of Grant of such Options or Stock Appreciation Rights, which risks (i) affect the line of business in which the Participant is employed or for which the Participant has direct oversight responsibility, or (ii) reasonably would have been identified had the Participant properly discharged the Participant’s responsibilities as an employee. Consideration for recoupment will occur under each of the following circumstances:

(a)	for grants of Options or Stock Appreciation Rights made from and after December 1, 2013 to such Participant, if consolidated BMO or consolidated BMO Financial Corp (“BFC”) suffers a financial loss, other than an inconsequential financial loss, that the Human Resource Committee or the Board, as the case may be, in its sole discretion, determined to be a direct or proximate result of fraud, intentional misconduct or gross negligence by the Participant; provided that for non-U.S. Participants, such financial loss recognised by consolidated BMO is at least CAD$100 million, or recognised by consolidated BFC is at least USD$50 million;

(b)	for grants of Options or Stock Appreciation Rights made from and after December 1, 2013 to such Participant, if consolidated BFC is required to restate its reported earnings for any relevant reporting period as a result of significant non-compliance with financial reporting requirements, due to an event or action that the Human Resources Committee or the Board, as the case may be, in its sole discretion, determined to be a direct result of fraud, intentional misconduct or gross negligence by the Participant; and

(c)	for grants of Options or Stock Appreciation Rights made from and after October 21, 2008 to such Participant, if consolidated BMO is required to restate its reported earnings for any relevant reporting period as a result of significant non-compliance with financial reporting requirements, due to an event or action that the Human Resources Committee or the Board, as the case may be, in its sole discretion, determined to be a direct result of fraud, intentional misconduct or gross negligence by the Participant.

A financial restatement due to a change in applicable accounting rules, standards or interpretations, a change in segment designations or the discontinuance of an operation shall not require consideration for recoupment.

The Human Resources Committee, in respect of a Participant other than the CEO, and the Board, in respect of the CEO, will determine whether Options and Stock Appreciation Rights granted to such Participant shall be subject to the recoupment based on the guidance noted above. In determining whether to require recoupment and, if so, the amount thereof, the Human Resources Committee or the Board, as the case may be, shall take into account such factors as it deems appropriate in its sole discretion, including a) whether performance targets and vesting or other conditions would have been satisfied had the financial results been properly reported; b) whether the cost of seeking recoupment would exceed the amount to be recouped; c) the likelihood of success in seeking recoupment; and d) such other factors as it may deem, in its sole discretion, to be appropriate in the circumstances. The Human Resources Committee or the Board, as the case may be, will determine the number of Options or Stock Appreciation Rights that are subject to recoupment up to 100% of the Options or Stock Appreciation Rights granted to the employee.

Options that are subject to recoupment must be exercised or, at the request of the Participant, be cancelled (together with any concurrent Stock Appreciation Rights granted pursuant to section 9.2 hereof in respect of such Options) without any consideration payable to the Participant, before any other Options or Stock Appreciation Rights are exercised. Any election the Participant may have made pursuant to section 5.2 hereof shall not apply to any Options that are subject to recoupment, and a Participant shall not be entitled to exercise any concurrent Stock Appreciation Rights granted pursuant to section 9.2 hereof in respect of Options that are subject to recoupment. Upon any Option becoming subject to recoupment, the Option Price for such Option shall thereafter be equal to the greater of (i) the Market Value of a Common Share on the date such Option is exercised, and (ii) the Market Value of a Common Share on the Date of Grant of such Option. Any Stock Appreciation Right granted pursuant to section 9.1 hereof that becomes subject to recoupment shall be cancelled without any consideration payable to the Participant.

3.11	Notwithstanding section 3.7 hereof, in the event that a divestiture of a business unit (including a divestiture by sale, closure or outsourcing) of the Bank or an Affiliate of the Bank results in the termination of a Participant’s employment and offices with the Bank and all of its Affiliates, the Human Resources Committee shall determine whether:

(a) such Participant shall continue to be a Participant for the purposes of the Plan, but subject to such terms and conditions (including vesting), if any, established in the sole discretion of the Human Resources Committee; or

(b) the provisions of section 3.7 hereof shall apply to the Participant;

provided that if such Participant is not offered a position as an employee, officer or director with the Bank or an Affiliate of the Bank or with the person to whom the divestiture is made or any Affiliate of such person, then the provisions of section 3.7 hereof shall apply.

3.12	Notwithstanding section 3.7 hereof, in the event of the termination of the employment of a Participant other than for Cause within 24 months following a Change of Control before all of the Options granted to a Participant have been exercised or cancelled or have expired pursuant to any other provision of the Plan, all outstanding Options held by the Participant shall become immediately exercisable and may be exercised by the Participant within 90 days of the date of such termination of employment, after which date such Options shall be cancelled and terminated.

ARTICLE IV Exercisability of Options

4.1	No Options granted under this Plan may be exercised by a Participant unless the Options have become exercisable in accordance with the provisions of this Article, whereupon such Options will be deemed to be Exercisable Options.

4.2	Subject to sections 4.4, 4.5, 4.6 and 7.2 hereof, the total number of Options granted to a Participant at any one time shall vest at the following rate, unless another rate was approved by the Human Resources Committee and communicated to a Participant in the Acknowledgement:

Percentage of Total Number of Options Granted that Vest	Exercise Period

25% on the first anniversary of the Date of Grant	From the first anniversary of the Date of Grant to the Expiry Date of the Options

25% on the second anniversary of the Date of Grant	From the second anniversary of the Date of Grant to the Expiry Date of the Options

25% on the third anniversary of the Date of Grant	From the third anniversary of the Date of Grant to the Expiry Date of the Options

25% on the fourth anniversary of the Date of Grant	From the fourth anniversary of the Date of Grant to the Expiry Date of the Options

4.3	Each Standard Option granted under the Plan shall become exercisable immediately upon the vesting of such Option in accordance with section 4.2 hereof.

4.4	Where a Participant is granted Price-Conditioned Options under the Plan, such Options, following their vesting in accordance with section 4.2 above, shall become exercisable at any time following the date the Price Condition has been satisfied. Where the applicable Price Condition is satisfied prior to the vesting of such Option, the Participant may exercise such Option immediately upon its vesting.

4.5	Subject to section 3.5 hereof, upon retirement, Options granted hereunder shall continue to be governed by sections 4.2, 4.3 and 4.4 above.

4.6	Subject to section 3.5 hereof, in the case of death or Permanent Disability of a Participant, any Options held by such Participant in accordance with the terms hereof, shall be considered vested and may be exercised by the Participant (or his or her legal representative as the case may be) immediately after the date of death or the date the Participant has been determined to be subject to Permanent Disability pursuant to section 3.8 hereof, as applicable, (in the event that they are Standard Options) or upon the later of such date and the date the exercise conditions set out in section 4.4 above are satisfied (in the event that they are Price-Conditioned Options).

4.7	Subject to section 4.8 hereof, no Option may be exercised subsequent to the Expiry Date of such Option.

4.8	If an Option is due to expire on a date that falls within a Blackout Period, the expiration date of such Option shall be the fifth business day following the expiration of the Blackout Period; provided that the expiration date shall not in any event be beyond the later of (i) December 31 of the calendar year in which the Option was otherwise due to expire and (ii) the 15th day of the third month following the month in which the Option was otherwise due to expire. This section 4.8 shall not apply to any Participant who is a U.S. Taxpayer.

ARTICLE V Method of Exercise of Exercisable Options

5.1	A Participant may exercise an Exercisable Option to acquire Common Shares to be issued by the Bank by following the procedures prescribed from time to time by the Human Resources Committee. Each request to exercise Exercisable Options must be accompanied by payment of the Option Price for the Common Shares specified in such request.

5.2	By signing an Acknowledgement of the grant of an Option or by signing and returning no less than two business days prior to the date In-the-Money Exercisable Options are due to expire an election form in such form as may be approved by the CEO, the Participant elects that this section 5.2 shall apply to all In-the-Money Exercisable Options which are due to expire on the same date and which have not been exercised pursuant to section 5.1 hereof on or before the business day prior to the date they are due to expire, unless after signing such acknowledgment but before the business day prior to the date such options are due to expire the Participant has rescinded such election. If the Participant has elected to have this section 5.2 apply and has not rescinded any such election, then, on the business day prior to the date such In-the-Money Exercisable Options are due to expire, the Participant shall be deemed to have chosen to surrender such In-the-Money Exercisable Options in exchange for such number of Common Shares having a Market Value equal to the In-the-Money Amount of the Exercisable Options, provided that the number of Common Shares to be issued shall be rounded down to the nearest whole number. An “In-the-Money Exercisable Option” is an Exercisable Option which, as of a particular day, has an In-the-Money Amount. The “In-the-Money Amount” of an Exercisable Option as of any day is the amount, if any, by which the Market Value of a Common Share on such date exceeds the Option Price.

5.3	Upon the exercise of an Exercisable Option in accordance with section 5.1 hereof and payment of the Option Price or upon the surrender of Exercisable Options in accordance with section 5.2 hereof, the Participant shall receive confirmation of the Participant’s ownership of the Common Shares newly-issued by the Bank.

ARTICLE VI Amendment or Termination of the Plan

6.1	The Board or the Human Resources Committee may amend, modify or terminate the Plan at any time without shareholder approval, provided, however, that:

(a)	any such amendment or modification shall not decrease the entitlements of a Participant which have accrued prior to the date of such amendment or termination, as the case may be; and

(b)	shareholder approval shall be required for any amendment or modification that (i) increases the number of Common Shares reserved for issuance under the Plan, (ii) reduces the exercise price of an Option (for this purpose, a cancellation or termination of an Option of a Participant prior to its Expiry Date for the purpose of reissuing Options to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option) except for the purpose of maintaining Option value in connection with a transaction contemplated in section 7.1 hereof, (iii) extends the term of an Option beyond the Expiry Date (except as provided in section 4.8 hereof), (iv) extends eligibility to participate in the Plan to non-Employee directors, (v) permits Options or Stock Appreciation Rights to be transferred other than for normal estate settlement purposes, (vi) extends the Expiry Date of an Option beyond ten years from its Date of Grant (except as provided in section 4.8 hereof) or (vii) permits awards, other than Options and Stock Appreciation Rights, to be made under the Plan.

6.2	The Human Resources Committee may at any time resolve to cease granting further Options under this Plan. Such resolution shall not, however, decrease the entitlements of a Participant that had accrued prior to the date of such termination.

6.3	Notwithstanding any other provision hereof, any modification or amendment to the Plan which is deemed necessary or appropriate to bring the Plan into conformity with applicable law or regulation (and interpretations thereof published by the relevant governmental authority) may be made retroactively, if appropriate.

ARTICLE VII Variation of Securities

7.1	Options to acquire Common Shares shall apply, mutatis mutandis:

(a)	to any securities that result either directly or indirectly from the conversion, changing, reclassification, redivision, redesignation, subdivision or consolidation of Common Shares; and

(b)	to any securities of the Bank or of any successor or continuing entity which may result from a reorganization, amalgamation, consolidation or merger, statutory or otherwise, take-over bid or any transaction similar to any of the foregoing involving the Bank.

7.2	No fractional Common Shares will be issued on the exercise of an Option and, if as a result of any adjustment pursuant to section 7.1 hereof a Participant would otherwise become entitled to a fractional Common Share, the number of Common Shares which may be acquired by the Participant upon exercise shall be rounded down to the nearest whole number.

ARTICLE VIII Compliance with Regulatory Requirements

8.1	This Plan shall not be effective until approved by the Human Resources Committee.

8.2	The Bank shall use its best efforts to have any Common Shares underlying any Options granted under the Plan listed on any applicable stock exchange upon which the Common Shares are traded.

8.3	The maximum number of Common Shares reserved for issuance under this Plan is seventy-two million two hundred thousand (72,200,000) Common Shares or such other amount as may be approved by the shareholders. This maximum number shall be automatically adjusted to take into account any conversion, changing, reclassification, redivision, redesignation, subdivision or consolidation of Common Shares, and shall also apply to securities of the Bank or of any successor or continuing entity which may result from a reorganization, amalgamation, consolidation or merger, statutory or otherwise, take-over bid or any transaction similar to any of the foregoing. To the extent any Options terminate for any reason prior to exercise in full, expire or are cancelled (with the consent of the Participant), the Common Shares subject to such Options shall be added back to the number of Common Shares reserved for issuance under this Plan and will again become available for grant under this Plan.

8.4	The maximum number of Common Shares reserved for issuance, as a result of the grant of Options hereunder, to any one Participant under the Plan shall not exceed five (5%) percent of the number of Common Shares then issued and outstanding. The number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed ten (10%) percent of the issued and outstanding Common Shares. The number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed ten (10%) percent of the issued and outstanding Common Shares. For purposes of this Section, “insiders” and “security based compensation arrangements” have the meanings given in the Toronto Stock Exchange Company Manual.

8.5	Notwithstanding section 8.3 hereof, the maximum number of Common Shares reserved under the Plan for issuance, less the options already exercised, cancelled or expired, at any time shall not exceed ten (10%) percent of the number of Common Shares then issued and outstanding.

8.6	Notwithstanding section 8.3 hereof, unless the Board otherwise consents in respect of a particular Fiscal Year, the number of Options that may be granted under the Plan in any one Fiscal Year shall not exceed two (2%) percent of the number of Common Shares issued and outstanding at the time or times the Options are granted.

8.7	The Bank’s obligation to issue Common Shares in accordance with the terms of this Plan and any Options granted hereunder are subject to compliance with any applicable legislation and the rules, regulations and published policies of any regulatory authorities or agencies having jurisdiction over the issuance and distribution of such Common Shares in such jurisdictions as the Bank may elect to grant Options to Employees. Participants and Employees shall, to the extent applicable, cooperate with the Bank in complying with such legislation, rules, regulations and policies.

ARTICLE IX Stock Appreciation Rights

9.1	Where the Human Resources Committee determines that it is impractical or disadvantageous to Employees or the Bank to grant Options to such Employees, the Human Resources Committee shall have the discretion to issue Stock Appreciation Rights to such Employees instead of Options on substantially the same terms and conditions as Options granted hereunder, save and except that the Market Value of a Common Share on the date of exercise of the Stock Appreciation Right will, for the purpose of this Article only, be deemed to be equal to the weighted average trading price of a Common Share on the Toronto Stock Exchange for the 5 trading days ending on the last trading day immediately prior to the date of exercise.

9.2	The Human Resources Committee may, in its sole discretion, grant to each Participant concurrent Stock Appreciation Rights with the granting of Options to such Participant in the same number and subject to the same exercise conditions as the Options with which such rights are connected. Participants may either exercise Options or the concurrent Stock Appreciation Rights but may not exercise both. The exercise of concurrent Stock Appreciation Rights shall result in the cancellation of a corresponding number of the Options and the exercise of Options shall result in the cancellation of a corresponding number of the concurrent Stock Appreciation Rights.

ARTICLE X Administration

10.1	This Plan shall be administered by the Human Resources Committee. The Committee shall have full and complete authority to interpret this Plan and to prescribe such rules and regulations and make such other determinations as it deems necessary for the administration of this Plan. Notwithstanding anything to the contrary contained in Article III or Article IX, the Human Resources Committee is authorized to delegate any of its rights, powers or responsibilities pursuant to Article III or Article IX to the CEO and on such terms and conditions which are not inconsistent with the terms and conditions of the Plan as it may in its sole discretion determine, including the right to subdelegate, with subsequent advice to the Committee.

10.2	The Bank shall maintain a register of all Options granted to, or exercised by any Participant, as well as all Options that have been terminated and cancelled or expired, as the case may be.

10.3	A Participant may request a copy of an excerpt of such register to the extent that the information requested relates to the Participant’s own personal entitlements under the Plan.

10.4	The Bank shall from time to time determine whether any particular Options granted hereunder have become Exercisable Options in accordance with Article IV hereof and shall advise Participants from time to time of the status of such Options.

10.5	The Participant shall provide the Bank with all information (including personal information) required by the Bank in order to administer the Plan. By participating in the Plan, Participants acknowledge that information required by the Bank in order to administer the Plan may be disclosed to a custodian and other third parties in connection with the administration of the Plan and Participants consent to such disclosure.

10.6	Notwithstanding anything to the contrary in this Plan, the administration of this Plan with respect to Options and Stock Appreciation Rights granted to the CEO, including the granting of Options and Stock Appreciation Rights to such Employee and the making of any determinations under this Plan with respect thereto, shall be the responsibility of the independent directors (as defined under applicable securities laws and stock exchange rules) of the Bank.

ARTICLE XI General

11.1	The Plan shall not be construed to create or enlarge any right of any Participant to remain in the employment or service of the Bank, or any Affiliate of the Bank, nor to interfere in any manner with the right of the Bank, or any Affiliate of the Bank, to discharge any Employee.

11.2	No Options granted under the Plan shall be transferable or assignable by the Participant otherwise than by will or pursuant to the laws of succession and no Options may be exercised by anyone other than the Participant or his or her legal representative during the lifetime of the Participant. Furthermore, no Options may be pledged, encumbered or charged by the Participant in any manner.

11.3	The Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

11.4	This Plan shall be binding upon the Bank, its successors and assigns.

11.5	A Participant shall not have any rights as a shareholder of the Bank in respect of the Common Shares related to an Option until such time as the Common Shares are issued following the exercise of the Option and the payment of the Option Price or following the surrender of the Option, as the case may be.

11.6	Participation in the Plan is entirely voluntary, and any decision of an Employee not to participate shall not affect the Employee’s employment with the Bank or any Affiliate of the Bank.

11.7	It is intended that Options issued under the Plan shall not be treated or qualify as “incentive stock options” under section 422 of the United States Internal Revenue Code of 1986, as amended.

11.8	The Human Resources Committee as well as every director, officer and Employee of the Bank will at all times be indemnified and saved harmless by the Bank from and against all costs, charges and expenses whatsoever, including any income tax liability arising from any such indemnification, which may be sustained or incurred by reason of any action, suit or proceeding, taken or threatened against the Human Resources Committee, director, officer or Employee (other than by the Bank) for or in respect of any act done or omitted by the Human Resources Committee, director, officer or Employee in respect of this Plan, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgment rendered therein.

Rev. October 28, 2014